GLOBAL FIBER TECHNOLOGIES, , INC.

50 Division Street

Somerset, New Jersey 08873

July 25, 2022

VIA EDGAR

Nicholas Nalbantian

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Fiber Technologies, Inc. (the “Company”) Post-qualification Amendment No. 1 Offering Statement on Form 1-A (the “Offering Statement”) Filed July 19, 2022 Commission File No. 024-11910

Dear Mr. Nalbantian:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Tuesday, July 26, 2022, at 9:00 a.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Christopher Giordano

Christopher Giordano

Chief Executive Officer

Global Fiber Technologies, Inc.